[Kirkland and Ellis LLP letterhead]
601 Lexington Avenue New York, New York 10022
Christopher Kitchen To Call Writer Directly: (212) 446-4988 christopher.kitchen@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

March 10, 2014

Via EDGAR and Hand Delivery

Anne Nguyen Parker
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Phibro Animal Health Corporation Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 14, 2014 CIK No. 377-00437

Dear Ms. Parker:

On behalf of our client Phibro Animal Health Corporation, a New York corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 28, 2014, to Gerald K. Carlson, Chief Executive Officer of the Company, with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amendment No. 1”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Amendment No. 1 in response to the Staff’s comments and is filing concurrently with this letter the Registration Statement on Form S-1 (the “Registration Statement”), which reflects these revisions and updates and clarifies certain other information.

Chicago Hong Kong London Los Angeles Munich Palo Alto San Francisco Shanghai Washington, D.C.

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Prospectus Cover Page

1.	Staff’s Comment: Although we note your response to prior comment 4, the information on your cover page should be limited to information required by Item 501 of Regulation S-K. Please revise your cover page to identify only the lead or managing underwriters and delete the reference to “Joint Book-Running Managers” as such designations are not required by Item 501 of Regulation S-K, conflict with plain English principles and are not material to an investment decision. If you wish to continue to use these designations, please limit their use to the “Underwriting” section.

Response: In response to the Staff’s comment, the Company has revised the information to identify only the lead or managing underwriters and deleted the reference to “Joint-Book Running Managers” on the cover page.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

2.	Staff’s Comment: Please expand your disclosures to discuss the material changes in results of operations for the most recent fiscal quarter ending December 31, 2013 and the corresponding fiscal quarter ending December 31, 2012 of the preceding fiscal year. Please refer to Regulation S-K, Item 303(B)(2) for further guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 60 of the Registration Statement.

Principal and Selling Stockholders, page 124

3.	Staff’s Comment: We note your response to prior comment 20. Please identity of the persons who have shared voting or investment power over Mayflower. See Regulation S-K C&DI No. 240.04.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Registration Statement to identify the persons who have shared voting or investment power over Mayflower.

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Financial Statements, page F-1

Note 14 – Commitments and Contingencies, page F-27

Claims and Litigation, page F-29

4.	Staff’s Comment: We are currently considering your response to prior comment 29 of our letter dated February 7, 2014 and the supplemental information submitted to support your conclusion to record a gain contingency. We may have further comments.

Response: The Company acknowledges the Staff’s comment.

Exhibits

5.	Staff’s Comment: Please file as exhibits your New Credit Facilities.

Response: The Company acknowledges the Staff’s comment and undertakes to provide in future amendments the New Credit Facilities as exhibits.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4988 or my colleague Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Christopher Kitchen
Christopher Kitchen

cc: Gerald K. Carlson